Exhibit 23.1

The Board of Directors

Max Re Capital Ltd.

We consent to the incorporation by reference in the registration statement No. 333-69092 on Form S-8 of Max Re Capital Ltd. of our reports dated February 15, 2006, with respect to the consolidated balance sheets of Max Re Capital Ltd. as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Max Re Capital Ltd.

/s/ KPMG

Hamilton, Bermuda

February 15, 2006